AMENDMENT

This Amendment Agreement (this “Agreement”), is made as of the 25th day of April 2014, by and among POLYMET MINING CORP., a corporation existing under the laws of British Columbia (the “Company”), POLY MET MINING, INC., a corporation existing under the laws of the State of Minnesota (the “Issuer”), and GLENCORE AG, a corporation existing under the laws of Switzerland (the “Purchaser”).

RECITALS

WHEREAS, the Company, the Issuer and the Purchaser are parties to that certain Purchase Agreement, dated as of October 31, 2008, as amended by Letter Agreement, dated November 28, 2008, as further amended by Amendment Letter No. 2, dated December 12, 2008, as further amended by Amendment Letter No. 3, dated December 19, 2008, as further amended by Amendment Letter No. 4, dated January 30, 2009, as further amended by Amendment Letter No. 5, dated February 24, 2009, as further amended by Amendment Letter No. 6, dated March 30, 2009, as further amended by Amendment Letter No. 7, dated April 28, 2009, as further amended by Amendment Letter No. 8, dated June 4, 2009, as further amended by Amendment Letter No. 9, dated August 31, 2009, as further amended by Amendment Letter No. 10, dated October 20, 2009, as further amended by Amendment Letter No. 11, dated November 16, 2009, as further amended by Amendment Letter No. 14, dated April 10, 2013, as further amended by the 2010 Amendment and Waiver (as defined below), and as further amended by the 2011 Amendment and Waiver (as defined below) (as amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”);

WHEREAS, pursuant to the Purchase Agreement, among other things, (1) the Issuer agreed to issue Floating Rate Secured Debentures due September 30, 2011 (each, a “Debenture” and collectively, the “Debentures”) in five separate tranches, consisting of four Debentures in the aggregate principal amount of US$25,000,000 and a fifth Debenture in the principal amount of US$25,000,000 (the “Original Tranche E Debenture”), in each case to be issued and delivered by the Issuer and paid for by the Purchaser upon fulfillment or waiver of certain conditions set forth therein; and (2) the Company issued a warrant, exercisable from time to time (the “Exchange Warrant”), to purchase common shares of the Company, without par value (the “Common Shares”), in an amount equal to the principal amount of the Debentures divided by US$4.00;

WHEREAS, (1) the first Debenture in the original principal amount of US$7,500,000 (the “Tranche A Debenture”) was issued to the Purchaser on October 31, 2008; (2) the second Debenture in the original principal amount of US$7,500,000 (the “Tranche B Debenture”) was issued to the Purchaser on December 24, 2008; (3) the third Debenture in the original principal amount of US$5,000,000 (the “Tranche C Debenture”) was issued to the Purchaser on June 18, 2009; (4) the fourth Debenture in the original principal amount of US$5,000,000 (the “Tranche D Debenture” and together with the Tranche A Debenture, Tranche B Debenture and Tranche C Debenture, the “Outstanding Debentures”) was issued to the Purchaser on September 2, 2009; and (5) US$7,208,549 of interest has been capitalized as at the date hereof in connection with the Outstanding Debentures;

WHEREAS, the Company, the Issuer and the Purchaser entered into an Amendment and Waiver, dated as of November 12, 2010 (the “2010 Amendment and Waiver”), pursuant to which, among other things, (1) the maturity date of each of the Outstanding Debentures and the expiration date of the Exchange Warrant were extended from September 30, 2011 to September 30, 2012, and (2) any and all obligations of the Issuer to issue the Original Tranche E Debenture and any and all obligations of the Purchaser to purchase the Original Tranche E Debenture pursuant to the Purchase Agreement were terminated and discharged in all respects (the “Original Tranche E Debenture Termination”);

WHEREAS, the Company, the Issuer and the Purchaser entered into an Amendment and Waiver, dated as of November 30, 2011 (the “2011 Amendment and Waiver”), pursuant to which, among other things, the maturity date of each of the Outstanding Debentures was extended from September 30, 2012 to the earlier to occur of (i) the Company giving the Purchaser ten days notice that it has received permits necessary to start construction of the NorthMet project and availability of senior construction finance, in a form reasonably acceptable to the Purchaser (the “Early Maturity Event”), and (ii) September 30, 2014;

WHEREAS, on November 30, 2011, the Company and the Purchaser entered into an amendment to the Exchange Warrant (the “Amended and Restated Exchange Warrant”), pursuant to which (1) the expiration date of the Exchange Warrant was extended from September 30, 2012 to the earlier to occur of an Early Maturity Event and September 30, 2014, (2) the Exchange Warrant is exercisable to purchase Common Shares in an amount equal to the principal amount of the Outstanding Debentures plus accrued and unpaid interest thereon divided by US$1.50, and (3) upon the occurrence of an Early Maturity Event, the Purchaser will transfer the Outstanding Debentures to the Company in exchange for the issuance by the Company to the Purchaser of fully paid and non assessable Common Shares equal to the principal amount of the Outstanding Debentures plus accrued and unpaid interest thereon, divided by US$1.50.

WHEREAS, on April 10, 2013, the Company, the Issuer and the Purchaser rescinded the Original Tranche E Debenture Termination and amended the obligations of the Issuer pursuant to the Purchase Agreement to issue a fifth Debenture in the principal amount of US$20,000,000 (the “Amended Tranche E Debenture”);

WHEREAS, the Amended Tranche E Debenture matured on July 5, 2013 and the Company repaid all amounts outstanding under the Amended Tranche E Debenture with the proceeds the Company received from its US$60,500,000 rights offering to its shareholders completed on July 5, 2013 (the “Rights Offering”);

WHEREAS, on July 5, 2013, the exercise price of the Amended and Restated Exchange Warrant was adjusted to $1.2920 per share pursuant to the weighted-average anti-dilution adjustments set forth therein as a result of the closing of the Rights Offering; and

WHEREAS, the parties desire to amend and waive certain provisions of Outstanding Debentures and the Amended and Restated Exchange Warrant as set forth herein.

NOW THEREFORE, in consideration of the terms and conditions contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

Section 1. Definitions. Capitalized terms not defined in this Agreement shall have the meanings ascribed to such terms in the Purchase Agreement.

Section 2. Effectiveness. This Agreement shall become effective and be deemed effective as of the date hereof upon execution of counterparts of this Agreement by each of the Company, the Issuer and the Purchaser (the “Effective Date”); provided however that this Agreement is also subject to approval for the listing additional shares from the NYSE MKT and the Toronto Stock Exchange.

Section 3. Amendment to the Outstanding Debentures. From and after the Effective Date, the “Maturity Date” of each of the Tranche A Debenture, Tranche B Debenture, Tranche C Debenture and Tranche D Debenture will be extended to the earlier to occur of (a) an Early Maturity Event, and (b) September 30, 2015.

Section 4. Amendment to the Amended and Restated Exchange Warrant. From and after the Effective Date, the expiration date of the Exchange Warrant will be extended to the earlier to occur of (a) an Early Maturity Event, and (b) September 30, 2015.

Section 5. Representations and Warranties of the Company.

(a) Each of the Company and the Issuer hereby makes the following representations and warranties to the Purchaser:

(i) Authorization; Enforcement. Each of the Company and the Issuer has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the Issuer and the consummation by the Company and the Issuer of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and the Issuer and no further action is required by the Company and the Issuer, their boards of directors or their shareholders in connection herewith. This Agreement has been duly executed by the Company and the Issuer and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company and the Issuer enforceable against the Company and the Issuer in accordance with its terms except (A) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (B) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (C) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) The Purchaser hereby makes the following representations and warranties to the Company and the Issuer:

(i) Authorization; Enforcement. The Purchaser has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Purchaser and no further action is required by the Purchaser, its board of directors or its shareholders in connection herewith. This Agreement has been duly executed by the Purchaser and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms except (A) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (B) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (C) insofar as indemnification and contribution provisions may be limited by applicable law.

Section 6. Effect on Agreements. The foregoing amendments and agreements are given solely in respect of the transactions described herein. Except as expressly set forth herein, all of the terms and conditions of the Agreements (as defined the Purchase Agreement) shall continue in full force and effect after the execution of this Agreement, and shall not be in any way changed, modified or superseded by the terms set forth herein.

Section 7. Filing of Form 6-K. The Company shall promptly upon receipt of a fully executed copy of this Agreement, file a Report of Foreign Private Issuer on Form 6-K disclosing all material aspects of the transactions contemplated hereby.

Section 8. Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company, the Issuer and the Purchaser.

Section 9. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the applicable Agreement (as defined in the Purchase Agreement).

Section 10. Successors and Assigns. This Agreement may not be assigned by any party with the prior written consent of the other parties. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

Section 11. Execution and Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

Section 12. Expenses. The parties hereto shall each pay the legal fees and disbursements of their respective legal counsel in connection with the preparation, negotiation, execution and delivery of this Agreement.

Section 13. Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

Section 14. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with the Sections 2.8 of the Purchase Agreement.

Section 15. Consent to Jurisdiction. The parties consent to the jurisdiction and venue set forth in Section 11.11 of the Purchase Agreement.

Section 16. Severability. If one or more provisions of this Agreement are held to be unenforceable under Applicable Law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

Section 17. Headings. The headings in this Agreement are for convenience only, do not constitute a part of the Agreement and shall not be deemed to limit or affect any of the provisions hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first written above.

POLYMET MINING CORP.

By:
Name: Douglas Newby
Title: Chief Financial Officer

POLY MET MINING, INC.

By:
Name: Douglas Newby
Title: Chief Financial Officer

GLENCORE AG

By:
Name:
Title: